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                               HALE AND DORR LLP
                               Counsellors at Law
                                60 State Street
                          Boston, Massachusetts 02109
                       (617) 526-6000  FAX (617) 526-5000


                                              September 30, 1998


VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

            Re:  MKS Instruments, Inc.
                 Registration on Form 8-A
                 ------------------------

Ladies and Gentlemen:

     MKS Instruments, Inc. (the "Company") filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form 8-A on January 15, 1998 (the "8-A Registration Statement"). Mr. John Jones of the Commission staff, in a telephone conversation with me on September 25, 1998, asked that the Company withdraw the 8-A Registration Statement. Therefore, on behalf of the Company, I am hereby requesting that the 8-A Registration Statement be withdrawn.

     Please feel free to contact me with any questions or comments you may have.


                                             Sincerely,

                                              /s/ Richard N. Kimball
                                             ---------------------------
                                             Richard N. Kimball


RNK/cf

cc:  Mr. John Jones
     Mr. John W. Bertucci
     Mr. Ronald Weigner
     Richard Chute, Esq.
     Mark G. Borden, Esq.